FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For November 30, 2009

Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as Company announcements in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

27 November 2009

The Royal Bank of Scotland Group plc - Publication of Circular

Further to the announcements on 3 November 2009 and 27 November 2009 regarding The Royal Bank of Scotland Group plc's ("RBSG") and The Royal Bank of Scotland plc's ("RBS plc") participation in the UK Government's Asset Protection Scheme ("APS"), RBSG today announces that a circular (the "Circular") regarding this matter has been approved by the UK Listing Authority.

The Circular and notice convening a General Meeting on 15 December 2009 (the "Notice") are being posted to shareholders.  There are six resolutions in total including (i) to approve RBSG's and RBS plc's accession to and participation in the APS and the issue of B shares (the "B Shares") and one Dividend Access Share (the "Dividend Access Share") to Her Majesty's Treasury as a related party transaction; and (ii) to grant the Directors of RBSG the authority to allot the B Shares, the Dividend Access Share and ordinary shares in certain circumstances.

The Circular and Notice are available on the RBSG website (http://www.rbs.com) and are available for inspection during normal London business hours at the UK Listing Authority's Document Viewing Facility, situated at:

Financial Services Authority
25 The North Colonnade
Canary Wharf
London E14 5HS

For further information, please contact:
Richard O'Connor                       Neil Moorhouse
Head of Investor Relations           Group Media Relations
TEL: +44 (0) 20 7672 1758        TEL: +44 (0) 131 523 4414

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 30 November 2009

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

By:	/s/ A N Taylor

Name: Title:	A N Taylor Head of Group Secretariat